DRAFT

[LETTERHEAD OF VENABLE LLP]

_______ __, 2013

Owens Realty Mortgage, Inc.
2221 Olympic Blvd., P.O. Box 2400
Walnut Creek, California 94595

Re:           Registration Statement on Form S-4

Ladies and Gentlemen:

We have served as counsel to Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration and issuance of up to [11,199,351] shares (the “Shares”), of common stock, par value $0.01 per share (the “Common Stock”), of the Company to be issued pursuant to the Agreement and Plan of Merger, dated as of [_______] (the “Merger Agreement”), by and between Owens Mortgage Investment Fund, a California limited partnership (the “Partnership”), and the Company (the “Merger”).  The Shares are covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.   The Registration Statement, and the proxy statement/prospectus included therein, filed with the Commission under the 1933 Act;

2.   The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.   The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.   Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company, relating to, among other matters, (i) the filing of the Registration Statement, (ii) the registration and issuance of the Shares pursuant to the Merger Agreement and (iii) the approval of the Merger Agreement and the transactions contemplated thereby, certified as of the date hereof by an officer of the Company;

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Owens Realty Mortgage, Inc.
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5.           The Merger Agreement;

6.           The Articles of Merger in the form to be filed with the SDAT in order to effect the Merger (the “Articles of Merger”), certified as of the date hereof by an officer of the Company;

7.           The Certificate of Merger in the form to be filed with the California Secretary of State (the “CSS”) in order to effect the Merger (the “Certificate of Merger”), certified as of the date hereof by an officer of the Company;

8.           A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

9.           A certificate executed by an officer of the Company, dated as of the date hereof; and

10.          Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

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Owens Realty Mortgage, Inc.
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5.           The Shares will not be issued in violation of any restriction or limitation contained in Article VII of the Charter.

6.           Upon issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.  We note that, as of the date hereof, there are more than [11,199,351] shares of Common Stock available for issuance under the Charter.

7.           The Partnership is a duly formed and validly existing limited partnership under the laws of the State of California.  The Merger will be validly effected under the laws of the State of California and the State of Maryland pursuant to the Merger Agreement, the Certificate of Merger will accepted for filing by the CSS and the Articles of Merger will be accepted for record by the SDAT.  All of the units of limited partnership interest of the Partnership to be converted in the Merger into the right to receive shares were duly authorized and validly issued and will be converted into the right to receive Shares in accordance with the terms of the Merger Agreement.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.   The Company is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.   The issuance of the Shares has been duly authorized and, when and to the extent issued and delivered against payment therefor pursuant to the Registration Statement, the Resolutions and the Merger Agreement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

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Owens Realty Mortgage, Inc.
_______ __, 2013

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

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Owens Realty Mortgage, Inc.
_______ __, 2013

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